MERCURY

Banking built for startups

PITCH VIDEO   INVESTOR PANEL



mercury.com   San Francisco CA

Technology   Software   B2B   Fin Tech   Tech

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK A QUESTION 14

Highlights

1. $120M raised at $1.62B valuation, led by Coatue, & incl. Andreesen Horowitz, CRV, and Sapphire
2. Mercury launched in April 2019 and already has 40K+ customers, incl. Lunchclub, Mighty, and Linear
3. $100B market opportunity in SMB business banking
4. Mercury cofounder, Immad, is a serial entrepreneur and sold his previous startup for $45m

Our Team



Immad Akhund CEO

Immad is a serial founder & angel investor. He founded Heyzap (acquired) and was previously a part-time Partner at Y-Combinator. He has invested in 200+ startups including AirTable, Rappi, and Substack. He's raising his daughters to be Catan masters.



Max Tagher CTO

Max is leading our team of 40+ engineers through exponential growth. He's contributed to a number of open source Haskell projects including Yesod and Persistent. He climbs rocks, and also tweets approximately monthly.



Jason Zhang COO

Jason is a Stanford bio major turned COO. He was VP of the business development team at Heyzap before co-founding Mercury. He is a fan of playing basketball, reading, writing, music, and long walks on the beach.

We're reimagining banking for startups

Founders need banking built by founders

Mercury was founded by Immad Akhund in 2017. After founding and selling multiple startups, he knew how broken the banking landscape was for startup founders: weeks-long application processes, hidden fees, in-person branch visits, and unnavigable UI. So he started Mercury to give founders the fast, beautiful banking experience he knew they were missing.

The full financial stack

We launched in 2019 with the core financial products you need to run your business, including FDIC-insured checking and savings accounts, physical & virtual debit cards, domestic & international wires that are free to send, and integrations with the tools your company actually uses.



We've built more products to help you scale, like API access, custom team management, multi-account logins, and more.


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We also run programs to help startups succeed through our connections to the Silicon Valley investor ecosystem. Mercury Raise, now in its fourth iteration, helps founders raise pre-seed or seed rounds from the industry's top investors, like Andreessen Horowitz, Sequoia, First Round, and more.

Our growth

More than 40,000 customers have already signed up to use Mercury. Although most of our users are US-based, we also support founders from over 200 countries who need US bank accounts. We serve a wide range of industries including startups, ecommerce, biotech, investment firms, creators, and more.

There are over 30 million businesses just in the US and countless more selling into the US from abroad. The SMB banking market alone is $100B annually, and we're just getting started.

Business model

Our accounts have no opening fees, account fees, transaction fees, or minimums.

We make money through interchange fees, which are the fees merchants pay us when users transact using a Mercury card. We also earn revenue on the deposits that customers hold with us.

What's next

Our focus is as singular as ever: we want to turn banking into something like magic. We'll use this additional funding to expand our team and continue building products that help you scale. Expect features big and small, from more ways to make payments to special projects we can't reveal just yet.

We really appreciate what customers are saying about what we've built so far:


MERCURY
Ian Thiel
@ianthiel
If @apple started a bank I bet it'd feel like @BankMercury

...and we're excited to hear your thoughts on what's coming up.

FAQ

How does this work?

(1) Join Wefunder by clicking 'Sign Up' in the top right corner. While we are prioritizing our customers for this crowdfund, those who are not Mercury customers are welcome to make reservations as well.

- If you're new to Wefunder: use your Mercury email address to sign up. After the campaign closes, you can change it to your personal email in Settings.
- If you've already used Wefunder: use your Mercury email address so that we can identify you as a Mercury customer. You can change it in Settings, and can reverse this change after the campaign closes.
- If you're not yet a Mercury customer: Use any email address you prefer.

(2) Choose an amount you're comfortable with

- You can commit any amount you'd like **up to your legal max**, from $100USD.

(3) Confirm reservation

- Wefunder will reserve your chosen amount. When the campaign ends, you'll confirm your reservation, and the funds will be deposited to Mercury.

- **If we exceed our maximum allotment of $5m, we'll refund some contributions (more on refunds below).**

What happens if the $5m maximum allotment is exceeded?

We can't exceed $5m, so if we become oversubscribed, we may need to refund you some or all of your reservation amount. We will be prioritizing our customers first (with active customers prioritized with this group), and will accept investments from non-customers after this. Those customers with deposits of at least $1,000USD at the time of launch (July 29, 9am EST) are considered to be active customers.

We will aim to give a $1,000USD allocation or more to active customers, but if we have too much interest in the round, then we may need to reduce the allocation.

I'm a Mercury customer. What happens if I don't use my Mercury email address on Wefunder?

We're asking customers to use their Mercury email addresses so that we can identify you as such. We're prioritizing our active customers to stay in the round as investors; if our $5m allotment is exceeded we must refund some contributions (more on refunds further down).

What is the minimum investment?

The minimum check size is $100USD.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can invest up to $2,200. How much you're able to invest above that depends on your net income and net worth. You

can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: **https://wefunder.com/settings**

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

When will my investment leave my account?

If you fund your **Wefunder Cash** account, your funds will move from your account immediately, similar to online shopping. You can also choose to wait to fund your reservation until after we've filed with the SEC (around August 27th). Once we've filed with the SEC you'll be able to pay via bank account, wire transfer, credit card, or check.

Wefunder will email you to confirm your commitment once we file our **Form C** with the SEC (**Securities and Exchange Commission**) and close the campaign. Once you confirm, the funds and the campaign is closed are permanently deposited into Mercury via Wefunder. This is irreversible and confirmed investments cannot be refunded.

For other questions, please check out Wefunder's FAQs or contact support@wefunder.com.